UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from              to

Commission file number 000-23189

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ROBINSON COMPANIES

RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C.H. ROBINSON WORLDWIDE, INC.

14701 Charlson Road

Eden Prairie, MN 55347

Robinson Companies

Retirement Plan

Financial Statements as of and for the

Years Ended December 31, 2007 and 2006,

Supplemental Schedule as of

December 31, 2007, and

Independent Auditors’ Report

ROBINSON COMPANIES RETIREMENT PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INDEPENDENT AUDITORS’ REPORT

To the Advisory Committee of

Robinson Companies Retirement Plan:

We have audited the accompanying financial statements of the Robinson Companies Retirement Plan (the “Plan”) as of and for the years ended December 31, 2007 and 2006, listed in the table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, information regarding the Plan’s net assets available for benefits as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 20, 2008

ROBINSON COMPANIES RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Non-interest-bearing cash	$19,689	$8,430
Participant-directed investments — at fair value	285,236,661	238,250,333
Contributions receivable:
Employer	20,691,907	18,103,323
Participant		497,751
Accrued investment income receivable		103,048

Total assets	305,948,257	256,962,885

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	305,948,257	256,962,885
Adjustments from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(111,739)	156,255

NET ASSETS AVAILABLE FOR BENEFITS	$305,836,518	$257,119,140

See notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS — Additions to net assets attributed to:
Contributions:
Employer	$31,247,461	$26,952,672
Participant	18,874,131	15,518,347
Rollover	957,117	642,756
Net realized and unrealized appreciation in fair value of investments (Note 3)	616,710	9,034,444
Interest and dividend income	13,852,109	16,253,979

Total additions	65,547,528	68,402,198

DEDUCTIONS — Deductions to net assets attributed to:
Benefits paid to participants	16,619,192	14,592,866
Administrative fees	210,958	61,651

Total deductions	16,830,150	14,654,517

NET INCREASE	48,717,378	53,747,681

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	257,119,140	203,371,459

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$305,836,518	$257,119,140

See notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF THE PLAN

General — C.H. Robinson Worldwide, Inc. (the “Company”) established the Robinson Companies Retirement Plan (the “Plan”), a defined contribution plan, to provide retirement income and other benefits to eligible employees of the Company and certain affiliates under a single profit-sharing plan with multiple, affiliated, and sponsoring employers. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Operation of the Plan — The Plan is administered by officers/employees of the Company (the “Advisory Committee”). Ameriprise Trust Company (“Ameriprise”) through March 2007 and Wachovia Bank, N.A. (“Wachovia”) thereafter (collectively, the “trustee”) is the trustee and recordkeeper of the Plan. The trustee is responsible for holding the assets of the Plan, executing investment transactions, and making distributions to participants. Administrative fees of the Plan, including trustee and investment advisory fees, are paid primarily by the Plan, with certain expenses paid directly by the Company (see Note 2).

Contributions — Participants may contribute up to 50% of their pre-tax compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations, which was $15,500 and $15,000 for 2007 and 2006, respectively. The Company makes both a discretionary profit-sharing contribution and an employer matching contribution. The Board of Directors determines the Company’s annual contribution to the Plan on a discretionary basis. Under the terms of the Plan, the annual contribution amount cannot exceed the maximum amount allowable as a deduction in computing the Company’s consolidated taxable income. The formula for the matching contribution is 100% of the first 4% of recognized compensation of total eligible participants in 2007 and 2006. The Company made matching contributions to the Plan of $10.5 million in 2007 and $9.1 million in 2006.

The profit-sharing amount is equal to 7% of total recognized compensation of eligible participants for 2007 and 2006, respectively. The Company added $20.7 million to the Plan as part of profit sharing in 2007, and $17.8 million in 2006.

Participation and Vesting — Each employee who has completed 1,000 hours of service within the Plan year and has been employed by the Company or one of its participating affiliates for 12 months is eligible to be a participant of the discretionary profit-sharing portion of the Plan on the first day of the following January or July. Each employee who has completed 30 consecutive days of service with the Company or one of its participating affiliates is eligible to be a participant of the retirement savings and matching portions of the Plan.

The Plan has an enrollment feature, which allows the employee to set the deferral rate each pay period. Beginning on January 1, 2007, the Company adopted automatic enrollment for new employees at a deferral rate of 4% as of the date they are eligible to participate in the retirement savings portion of the plan. Employees are eligible to change the deferral rate at any time. The employer matching contribution is made by the Company. Amounts forfeited by former participants are first used to restore rehired participants, to reduce employer matching contributions, to reduce employer discretionary contributions, to reduce Plan expenses, or to correct errors, omissions, and exclusions. Participants are 100% vested in their contributions as well as employer matching contributions at all times. Employer profit-sharing contributions vest over a five-year vesting schedule, as detailed below.

Following years of vesting service:	Employer profit-sharing account will be:
Less than 1 year	0%
More than 1, but less than 2 years	20
More than 2, but less than 3 years	40
More than 3, but less than 4 years	60
More than 4, but less than 5 years	80
5 years or more	100

A participant’s account is also fully vested and nonforfeitable when the participant attains age 60, is permanently disabled, or dies during employment, if the Plan is terminated, or if there is a complete discontinuance of contributions by the Company under the Plan.

Gains or losses in the value of the assets and investment income of the Plan during the year are allocated to each participant based on the value of each participant’s account.

Forfeited Accounts — At December 31, 2007 and 2006, forfeited nonvested accounts totaled $387,326 and $1,926,216, respectively. These accounts may be used to reduce future employer contributions and pay Plan expenses. During the years ended December 31, 2007 and 2006, employer contributions were reduced by $1,710,057 and $1,309,790, respectively, from forfeited nonvested accounts.

Participant Loans — Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest equal to prime rate as published by The Wall Street Journal for the last business day of the calendar month preceding the calendar month in which the loan is granted. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits — Upon termination of employment, retirement, reaching age 59-1/2, death, or disability, a participant, or in the case of death, the participant’s beneficiary, will receive upon request the vested portion of the amounts credited to the participant’s account in a lump-sum payment. Benefit payments are recorded upon distribution.

Investments — Each participant elects the amount of his or her account balance to be invested in the respective available investment funds. Participants are able to direct their investments into 13 different investment funds, the Company’s stock, or into self-directed investment options (limited to investments in funds).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value as determined by the issuer of the Common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances.

In accordance with Financial Accounting Standards Board(FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statements of changes in net assets available for benefit are presented on a contract value basis and are not affected by the FSP.

The RiverSource Income Fund II invests in the RiverSource Income Fund I that is a stable value fund that may invest in traditional insurance investment contracts, U.S. government and agency securities, asset-backed securities, and collective investment funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

New Accounting Pronouncements — In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007. Plan management has not completed the process of evaluating the impact that will result from adopting SFAS No. 157. Plan management is therefore unable to disclose the impact that adopting SFAS No. 157 will have on the Plan’s net assets available for benefits and changes in net assets available for benefits.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits at contract value as of December 31, 2007 and 2006, are as follows:

	2007	2006
Riversource Trust Core Balanced Fund II	$20,766,756	$18,599,836
Riversource Trust Equity Index Fund I		45,606,260
Hotchkis & Wiley Small Cap Value Fund	24,497,429	30,289,320
MFS Inst. International Equity Fund	52,649,855	41,789,039
Boston Partners Mid-Cap Fund	31,915,239	26,953,499
Riversource Trust Income Fund II	28,232,344	25,480,024
C.H. Robinson Worldwide, Inc. common stock	36,727,811	22,856,324
Wachovia Equity Index Trust Fund A	51,456,811

The RiverSource Trust Income Fund II is shown at contract value for 2007 and 2006 above as the 5% is based on statements of net assets available for benefit, which are presented at contract value.

During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006
Common Collective Trusts:
Riversource Trust Income Fund II*	$1,287,593	$996,061
Riversource Trust Equity Index Fund I*	4,224,856	6,118,105
Riversource Trust Core Balanced Fund II*	1,107,114	1,896,539
Wachovia Equity Index Fund Trust Fund A*	(1,624,681)

Registered Investment Companies:
MFS Inst. International Equity Fund	(55,387)	4,587,049
Tamarack Mid Cap Growth Fund	196,076	(746,650)
Phoenix-Seneca Mid-Cap “Edge” Fund		588,447
UM Small Cap Growth Fund	(970,148)	(92,904)
Boston Partners Mid-Cap Fund	(2,530,369)	(3,553,186)
Hotchkis & Wiley Small Cap Value Fund	(8,626,737)	(2,115,065)
Barclays Global Inv LP 2010 Port I	(22,408)
Barclays Global Inv LP 2020 Port I	(33,526)
Barclays Global Inv LP 2030 Port I	(126,051)
Barclays Global Inv LP 2040 Port I	(301,294)
Barclays Global Invst LP Ret Port I	(3,446)

Self-Directed Account	31,806

Common Stock — C.H. Robinson Worldwide,
Inc. common stock*	8,063,312	1,356,048

Net appreciation in fair value of investments	$616,710	$9,034,444

*	Known party-in-interest.

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

For the period from January 1, 2007 to March 31, 2007, and the period from April 1, 2007 to December 31, 2007, certain Plan investments are managed by Ameriprise and Wachovia, respectively. Ameriprise and Wachovia were the Trustees during the period as defined by the Plan. These transactions qualify as exempt party-in-interest.

The Plan also holds 678,637 and 558,971 shares in the Company’s common stock as of December 31, 2007 and 2006, respectively. In addition, the Plan recorded $448,321 and $336,061 in dividend income from the investment in the Company’s common stock as of December 31, 2007 and 2006, respectively.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time, subject to the Plan’s provisions and ERISA regulations. In the event the Plan is terminated, each participant shall become fully vested and shall be entitled to a benefit equal to the value of his or her account.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated April 10, 2002, that the Plan and related trust were designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Company and Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2007 and 2006, consists of the following:

	2007	2006
Net assets available for benefits per the financial statements	$305,836,518	$257,119,140
Adjustment to contract value for investment contracts		(156,255)

Net assets per the Form 5500	$305,836,518	$256,962,885

For the years ended December 31, 2007 and 2006, the following is a reconciliation of net investment income per the financial statements to the Form 5500:

	2007	2006
Total net investment income per the financial statements	$14,468,819	$25,288,423
Adjustment to contract value for investment contracts	156,255	(156,255)
Add prior year dividend receivable		1,047,240

Total earnings on investments per the Form 5500	$14,625,074	$26,179,408

For the years ended December 31, 2007 and 2006, the following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

	2007	2006
Total distributions to participants per the financial statements	$16,619,192	$14,592,866
Less deemed loan activity		(22,352)

Total distributions to participants per the Form 5500	$16,619,192	$14,570,514

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO

THE REQUIREMENTS OF FORM 5500

ROBINSON COMPANIES RETIREMENT PLAN	EIN #41-0680048
Plan #001
SCHEDULE H, PART IV, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2007

Description	Current Value
Common Collective Trusts:

Riversource Trust Income Fund II*	$28,232,344

Riversource Trust Core Balanced Fund II*	20,766,756

Wachovia Equity Index Trust Fund A*	51,456,811

Registered Investment Companies:
Hotchkis & Wiley Small Cap Value Fund	24,497,429

UM Small Cap Growth Fund	6,886,551

Tamarack Mid Cap Growth	9,803,077

MFS Inst. International Equity Fund	52,649,855

Boston Partners Mid-Cap Fund	31,915,239

Barclays Global Inv LP 2010 Port I	599,260

Barclays Global Inv LP 2020 Port I	611,278

Barclays Global Inv LP 2030 Port I	1,592,679

Barclays Global Inv LP 2040 Port I	4,769,184

Barclays Global Invst LP Ret Port I	131,274

Common Stock — C.H. Robinson Worldwide, Inc. common stock*	36,727,811

Self-Directed Account	8,110,617

Participant loans* (interest rates range from 4% to 8.5% and maturity dates range from 2007 to 2017)	6,374,757

TOTAL	$285,124,922

*	Known party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROBINSON COMPANIES RETIREMENT PLAN

By:	C.H. ROBINSON WORLDWIDE, INC. the Principal Sponsor

	By:	/s/ Troy A. Renner
Troy A. Renner Treasurer

Date: June 20, 2008